APPLIED ENERGETICS, INC.

9070 S Rita Road, #1500

Tucson, AZ 85747

September 21, 2021

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549

Re:	Acceleration of Effective Date

Applied Energetics, Inc./Registration on Form S-3/File No. 333-259413

Ladies and Gentlemen:

Pursuant Rule 461 of the Securities Act of 1933, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 of Applied Energetics, Inc.  We request an effective date of Thursday, September 23, 2021 at 5:00 p.m. Eastern time or as soon thereafter as practicable.

We confirm that we are aware of our obligations under the Act.  We hereby acknowledge that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your time and consideration in this matter. Please do not hesitate to contact me if you require further information or documentation regarding this matter.

Very truly yours,

Applied Energetics, Inc.

By:	/s/ Gregory J. Quarles
Gregory J. Quarles
President and Chief Executive Officer

cc: Gregory Herbers

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